DC
No Act
P.E. 1-22-07

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

07043137

January 30, 2007

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1/30/2007

Daniel E. Wolf
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY 10036-6522

Re: Avis Budget Group, Inc.

Dear Mr. Wolf:

This is in regard to your letter dated January 22, 2007 concerning the shareholder proposal submitted by Samuel L. Katz for inclusion in Avis' proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that Avis therefore withdraws its January 17, 2007 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

JAN 2 4 2007

Sincerely,

Ted Yu
Special Counsel

cc: Samuel L. Katz
101 Central Park West, Apt. 2B
New York, NY 10023

PROCESSED
FEB 0 6 2007
THOMSON
FINANCIAL

723612

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
FOUR TIMES SQUARE
NEW YORK 10036-6522
TEL: (212) 735-3000
FAX: (212) 735-2000
www.skadden.com

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January 17, 2007

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F. Street, NE
Washington, DC 20549

Re: Avis Budget Group, Inc. – Omission of Shareholder Proposal Pursuant to Rule 14a-8

Dear Sir or Madam:

We are writing on behalf of our client, Avis Budget Group, Inc., a Delaware corporation (the "Company" or "Avis"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, to respectfully request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with the Company's view that, for the reasons stated below, the shareholder submission (the "Submission") made by Samuel L. Katz ("Mr. Katz") may properly be omitted from the proxy materials (the "Proxy Materials") to be distributed by the Company in connection with its 2007 annual meeting of shareholders (the "2007 Annual Meeting of Shareholders").

Pursuant to Rule 14a-8(j)(2), we are enclosing six copies of (i) this letter and the Exhibits hereto, (ii) the Submission and (iii) legal opinions of the Wilmington, Delaware office of Skadden, Arps, Slate, Meagher & Flom LLP and of Day Pitney LLP in support of this letter. In accordance with Rule 14a-8(j), a copy of this submission is being sent simultaneously to Mr. Katz. We have been advised by the Company as to the factual matters set forth herein.

I. The Submission

Mr. Katz's Submission is attached hereto as Exhibit A.

II. Background

Mr. Ronald L. Nelson is the Chairman and Chief Executive Officer of the Company and is sometimes referred to herein as the "Executive". Mr. Katz is a former employee of the Company whose employment was terminated in December 2005. As discussed more fully in paragraph III.F. below, Mr. Katz has been involved in a dispute with the Company regarding certain payments that he alleges are owed to him in light of the termination of his employment.

III. Reasons for Omission of the Submission

As set forth more fully below, the Company believes that the Submission may be properly omitted from its Proxy Materials pursuant to Rules 14a-8(a), (i)(1), (i)(2), (i)(3), (i)(4) and (i)(7). The discussion below is presented in the order that the relevant subsections appear in the Rules.

A. The Submission may be omitted pursuant to Rule 14a-8(a) because it is not a "Proposal" for purposes of Rule 14a-8.

The Submission is not a proposal for purposes of Rule 14a-8 because it is not a recommendation or requirement that the Company and/or its board of directors take action but instead merely reflects Mr. Katz's negative views of the Executive and his compensation.

The rulemaking history of Rule 14a-8 clearly demonstrates that statements reflecting shareholders' views are not proper subjects for shareholder proposals and thus are excludable. Rule 14a-8(a) states in relevant part:

> Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders ....

Rule 14a-8(a) was adopted as part of the 1998 amendments to the proxy rules. In the Commission's 1997 release proposing these amendments, the Commission noted that "The answer to Question 1 of revised rule 14a-8 would define a "proposal" as a request that the company or its board of directors take an action. The definition reflects our belief that a proposal that seeks no specific action, but merely purports to express shareholders' views, is inconsistent with the purposes of rule 14a-8 and may be excluded from companies' proxy materials." SEC Release No. 34-39093 (Sept. 18, 1997) (emphasis added). The Commission subsequently adopted this definition as proposed. SEC Release No. 34-40018 (May 21, 1998) ("We are adopting as proposed the answer to Question 1 of the amended rule defining a proposal as a request or requirement that the board of directors take an action").

The Submission is of the type addressed by the Commission in the Releases cited above. Contrary to the requirements of Rule 14a-8(a), the Submission neither recommends nor requires that the Company or its board of directors take any specific action with respect to the matters discussed therein but rather merely expresses the views of Mr. Katz.

Following adoption of Rule 14a-8(a), the Staff has consistently confirmed that a shareholder submission is excludable if it "merely purports to express shareholders' views" on a subject matter. For example, in Sensar Corp. (Apr. 23, 2001), the Staff concurred that a submission seeking to allow a shareholder vote to express shareholder displeasure over the terms of stock options granted to management, the board of directors and certain consultants could be omitted under Rule 14a-8(a) because it did not recommend or require any action by the company or its board of directors.

Based on the foregoing, the Company requests the Staff's concurrence that the Submission does not constitute a proposal for purposes of Rule 14a-8(a) and accordingly can be excluded from its Proxy Materials.

B. The Submission may be omitted pursuant to Rule 14a-8(i)(1) because it is not a proper subject for action by shareholders under Delaware law.

Rule 14a-8(i)(1) permits a registrant to exclude proposals that are "not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." The Company is incorporated in the State of Delaware. Section 141(a) of the Delaware General Corporation Law (the "DGCL") states that "the business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors." Section 142(b) of the DGCL provides that "officers shall be chosen in such manner and shall hold their offices for such terms as are prescribed by the bylaws or determined by the board of directors or other governing body." The Company's amended and restated bylaws, amended as of October 26, 2006 (the "Bylaws"), provide that: (i) "The officers of the Corporation shall be appointed or elected by the Board of Directors. The officers shall be a Chairman of the Board, a Chief Executive Officer, a President, one or more Vice Chairmen of the Board, a Chief Financial Officer, a General Counsel, such number of vice presidents as the Board may from time to time determine and a Secretary" (Bylaws, Article IV, Section 1(a)), (ii) "The Board may appoint such other officers, agents and employees as it shall deem appropriate" (Bylaws, Article IV, Section 2), and (iii) "All officers, agents and employees of the Corporation shall hold their respective offices or positions at the pleasure of the Board of Directors and may be removed at any time by the Board of Directors with or without cause" (Bylaws, Article IV, Section 3).

Although, as discussed below in paragraph D., the Submission suffers from ambiguity as to what action, if any, is being sought by the Submission, it is clear that Mr. Katz does not like the Executive and would like to see him removed as the Company's Chief Executive Officer. The Submission would therefore shift to the shareholders the power to remove officers of the Company, which is contrary to Delaware law and the Bylaws. For the reasons set forth above and in the legal opinion of this firm's Wilmington, Delaware office attached hereto as Exhibit B, the Submission is not a proper subject for action by shareholders under the laws of the State of Delaware and the Bylaws, and the Company requests the Staff's concurrence that it may properly omit the Submission from its Proxy Materials under Rule 14a-8(i)(1).

C. The Submission may be omitted pursuant to Rule 14a-8(i)(2) because implementation of the Submission would result in a breach of contract under applicable law.

Rule 14a-8(i)(2) provides for the exclusion of a shareholder proposal where the proposal would, if implemented, "cause the company to violate any state, federal, or foreign law to which it is subject." By stating that the termination of the Executive would "immediately" lead to cost savings for the Company and a resulting increase in shareholder value, Mr. Katz seems to be proposing that the Company not only terminate the Executive's employment, but also default on the payment of amounts that would be owed to the Executive upon such termination under his employment agreement with the Company which became effective as of July 31, 2006 (the "Employment Agreement"). Because the severance benefits payable under the Employment Agreement upon a termination of the Executive without cause are significant (and include, among other things, a payment equal to 299% of the Executive's then-current annual base salary and target bonus and the immediate vesting of outstanding equity awards), and nothing in the Submission expressly or impliedly alleges or indicates that Mr. Katz is suggesting that there is a basis for a termination for "cause" under the Employment Agreement (in which case such severance benefits would not be payable), the significant and immediate cost savings that Mr. Katz asserts would result from implementing his Submission could only be possible if the Submission is seeking that the Company terminate the Executive and violate its obligations under the Employment Agreement by not paying him the severance benefits which he would be contractually owed. The Company believes it may exclude the Submission from the Proxy Materials because implementation of the Submission would require the Company to breach the Employment Agreement.

The Staff has recognized that shareholder proposals that would cause a corporation to breach a valid contract may be omitted from such corporation's proxy materials under Rule 14a-8(i)(2). In IBM Corp. (Feb. 27, 2000), where a shareholder proposal called for the board of directors to terminate and renegotiate the CEO's retirement package, the company contended that the proposal would cause the company to unilaterally breach the terms of the CEO's employment agreement. The Staff concurred with the company that the proposal was excludable under Rule 14a-8(i)(2) because "the proposal relates to terminating and renegotiating the CEO's retirement package". In BankAmerica Corp. (Feb. 24, 1999), where a shareholder proposal requested that the shareholders rescind special awards of stock to executives, the company contended that the proposal could be excluded pursuant to Rule 14a-8(i)(2) because its implementation would cause the company to breach an existing employment agreement. The Staff concurred with the company that the proposal was excludable under Rule 14a-8(i)(2) because the corporation's implementation of the proposal would have caused BankAmerica to "breach its existing employment agreements or other contractual obligations." See also Cendant Corp. (Jan. 16, 2004) (staff concurred that "there appears to be some basis for your view that Cendant may exclude the proposal under rules 14a-8(i)(2) and 14a-8(i)(6) because it may cause Cendant to breach an existing compensation agreement"); The Black and Decker Corporation (Jan. 26, 1998) (permitting omission of a shareholder proposal that required the corporation to breach an employment agreement); IBM Corp. (Dec. 15, 1995) (allowing omission of a shareholder proposal requiring the corporation to lower the compensation of certain executive officers in violation of their respective employment agreements); Citizen's First Bancorp, Incorporated (Mar. 24, 1992) (permitting omission of a shareholder proposal that required the corporation to terminate two executives' severance agreements because such termination constituted a breach of contract under applicable law); and Brunswick Corp. (Jan. 31, 1983) (a shareholder proposal requiring the company to cancel golden parachute and director retirement benefits excluded by Staff).

As in the foregoing examples, the Submission seeks to compel the Company to breach an existing contractual agreement, namely the Employment Agreement. The Employment Agreement is governed by New Jersey law. The Company does not have the right under the Employment Agreement to unilaterally amend or terminate its obligations to the Executive under the Employment Agreement, including the benefits granted pursuant thereto. If implemented, the Submission would require the Company to breach the Employment Agreement, which would constitute an actionable breach of contract under New Jersey law and give rise to actionable claims for monetary damages. For the reasons set forth above and in the legal opinion of the Company's New Jersey counsel, Day Pitney LLP, attached hereto as Exhibit C, the implementation of the Submission would result in a breach of contract under applicable law. As a result, the Company requests the Staff's concurrence that it may properly omit the Submission from its Proxy Materials under Rule 14a-8(i)(2)

D. The Submission may be omitted pursuant to Rule 14a-8(i)(3) because it is contrary to Rule 14a-9.

The Submission is materially false and misleading in violation of Rule 14a-9

The Submission is contrary to Rule 14a-9, which prohibits materially false or misleading statements in proxy materials, and therefore may properly be omitted from the Proxy Materials under Rule 14a-8(i)(3).

The Staff has consistently concurred that a company may properly exclude entire shareholder proposals and supporting statements where they contain false and misleading statements or omit material facts necessary to make such proposals and supporting statements not false and misleading. See Wendy's International, Inc. (Feb. 24, 2006); The Swiss Helvetia Fund, Inc. (Apr. 3, 2001); General Magic, Inc. (May 1, 2000); Aetna, Inc. (Feb. 3, 1997); and North Fork Bancorporation, Incorporated (Mar. 25, 1992).

The Staff also has found on many occasions that a company may properly exclude certain portions of shareholder proposals and supporting statements from its proxy materials where they contain false and misleading statements or omit material facts necessary to make statements made therein not false or misleading. See Piper Jaffray Companies (Feb. 24, 2006); People Energy Corp. (Nov. 26, 2001); Phoenix Gold International, Inc. (Nov. 21, 2001); Emerson Electric Co. (Oct. 27, 2000); Comshare Inc. (Aug. 23, 2000); Nat'l Fuel Gas Co. (Nov. 18, 1999); CCBT Bancorp., Inc. (Apr. 20, 1999); Chock Full O'Nuts Corporation (Oct. 14, 1998); Allegheny Energy, Inc. (Mar. 5, 1998); The SBC Communications Inc. (Feb. 10, 1998); and Baldwin Corp. (Feb. 20, 1998).

In light of the pervasive nature of the materially false and misleading statements included in the Submission, consistent with the authorities cited above, the Company believes that the entire Submission, rather than merely certain parts of it, should be excluded. The Company believes that the Submission is materially false and misleading in the following respects:

1. In the first paragraph of the Submission, Mr. Katz asserts that "Avis Budget should eliminate the duplication of the CEO and President roles as the change would save over $10 million in annual expense, immediately increasing shareholder value by at least 6%." The Company believes these assertions are materially false and misleading. Specifically, Mr. Katz has falsely implied that the Executive's compensation for 2007 will be $10 million. The Company currently estimates that in 2007 the Company will pay a base salary and target bonus to the Executive of approximately $2.5 million and other compensation of approximately

$150,000. Moreover, the Executive's receipt of 60% of such $2.5 million in the form of the target bonus is dependant on the Company attaining performance goals determined by the Compensation Committee of the Board of Directors. In addition, the FAS 123R expense in 2007 for long-term incentive awards to the Executive (comprised of performance-based restricted stock units and stock-settled stock appreciation rights) is currently expected to be approximately $2.2 million, a portion of which is contingent on the Company meeting specified performance goals established by the Compensation Committee of the Board of Directors. Mr. Katz's baseless claim regarding the Executive's 2007 compensation should be deleted. In addition, Mr. Katz does not provide any factual basis or other evidence to substantiate the claim that shareholder value will be immediately increased by 6% in the event of a termination of the Executive's employment with the Company. In addition, this claim is misleading and violates Note (a) of Rule 14a-9 because it is a prediction as to specific future market values. This materially misleading and baseless claim should be deleted.

2. In the second paragraph of the Submission, Mr. Katz asserts that "when Avis Budget was created, a CEO role was artificially manufactured for Cendant President Ronald Nelson", and that "the business was already being effectively run by then Avis Budget CEO Robert Salerno ("Mr. Salerno") who continues to manage all day to day operations of the company". These assertions are materially false and misleading. By way of background, the Company is the remaining entity following the completion of the separation of Cendant Corporation ("Cendant") into four independent companies that was completed in the summer of 2006. Today, the Company's sole remaining business operation is the vehicle rental businesses operated under the Avis and Budget brand names. The car rental business of Avis was first acquired by Cendant in 1996, followed by a partial initial public offering of that business as a separate company in 1997. Cendant reacquired full control over the business in a 2001 transaction. During all of the periods that the business was owned by Cendant until the completion of the separation transaction by Cendant in 2006 (as a result of which the Executive became the chief executive officer of the Company and Mr. Salerno became the President of the Company), Mr. Salerno never directly reported to the chief executive officer of Cendant and instead reported to another line executive who reported to the chief executive officer. As such, no chief executive role was "manufactured" upon the completion of the Cendant separation; rather, Mr. Salerno continues to report to a senior executive officer in a manner consistent with historical practice. In fact, as discussed in paragraph D.6. below and as acknowledged by Mr. Katz in the Submission, the current senior management structure of the Company, with Mr. Salerno reporting to a chief executive officer, is identical to the structure that existed the last time the Avis car rental business was a stand-alone public company prior to its acquisition by Cendant in 2001.

In addition, in the last sentence of the second paragraph of the Submission, Mr. Katz asserts that "<u>none</u> of the company's main competitors have the duplicative CEO and President positions". The Company believes this assertion is materially false and misleading. Specifically, Enterprise Rent-A-Car Company, which is a primary competitor of the Company, employs both a Chief Executive Officer (Andrew C. Taylor) and a President (Donald Ross). Moreover, the Company believes that neither of its other primary publicly-traded competitors (i.e., Hertz Global Holdings, Inc. and Dollar Thrifty Automotive Group, Inc.) employs a single individual who performs all of the executive functions performed for the Company by the Executive and Mr. Salerno. In addition, Mr. Katz does not provide any factual basis or other evidence to substantiate the claim that the President and CEO positions are duplicative. This materially false and misleading statement should be deleted.

3. In the third paragraph of the Submission, Mr. Katz asserts that "Nelson's presence has a depressing effect on Avis Budget's share price" and that "this is a function of his central role in the split up of Cendant which has been widely viewed as a failure." Mr. Katz does not provide any factual basis or other evidence to substantiate his claims that the presence of the Executive (Mr. Nelson) has a depressing effect on the Company's share price or that the split up of Cendant has been widely viewed as a failure. This statement is materially false and misleading, and the use of words such as "depressing" and "failure" are clearly designed to make the assertions inflammatory and to impugn the character, integrity and personal reputation of the Executive which is precisely the type of unsubstantiated allegation that Note (b) to Rule 14a-9 is intended to prohibit. In addition, Mr. Katz states that the decline in the shares of Cendant resulted from the announcement of the split-up of Cendant when such decline can be more appropriately attributed to a host of other factors including: (i) the announcement by Cendant on October 24, 2005 (the same day the separation transaction was publicly announced) that due to trends in its consumer-oriented travel businesses (of which Mr. Katz was the responsible executive prior to his employment being terminated by Cendant), its projected fourth quarter EBITDA from core operating segments was expected to increase 14% year-over-year as compared with prior projected growth expectations of 25%, (ii) further downward revisions announced on December 13, 2005 to Cendant's 2006 EBITDA projections for its Travel Distribution Services division (of which Mr. Katz was the responsible executive prior to his employment being terminated by Cendant), and (iii) a steadily declining real estate market which affected the prospects for one of Cendant's primary business units. These baseless assertions should be deleted.

In the second half of the third paragraph of the Submission, Mr. Katz asserts that shareholders of the Company have "anger" towards the Executive in connection with a "special $7 million bonus" he received. These statements are materially false and misleading, and the use of words such as "anger" and "ire" are clearly designed to make the assertions inflammatory. No shareholder (other than Mr. Katz) has communicated to the Company or the Executive any "anger" or similar sentiment towards the Executive. In addition, while the Executive did receive a payment of $7 million in connection with the completion of the spin-offs of Realogy and Wyndham and the sale of the Travelport business by Cendant, Mr. Katz incorrectly and misleadingly describes this payment as a "bonus". Of the $7 million payment, $3 million was received by the Executive in exchange for his entering into non-compete agreements with the three new independent companies that resulted from the Cendant separation and the remaining $4 million was received in consideration of the Executive's (i) significant role in the execution of the Cendant separation transaction, (ii) assumption of additional responsibilities as interim chief executive officer of Cendant's Travel Distribution Services business following the termination of Mr. Katz until May 2006, (iii) assumption of executive responsibility for Cendant's Vehicle Rental business prior to January 2006, and (iv) agreement to a significant reduction in his benefits under the Company's long term incentive plan in connection with his assumption of the chief executive position with the Company following the Cendant separation. These materially false and misleading statements should be deleted.

4. In the fourth paragraph of the Submission, Mr. Katz asserts that the Executive's 2006 compensation will approach $20 million and that ongoing compensation and related taxes and administrative support will average approximately $10 million. These statements are false and misleading. Based on its work to date in preparing the Proxy Materials, the Company estimates that the Executive's total compensation in 2006 will be approximately $15 to $16 million (a significant portion of which reflects the one-time effects of the Cendant separation transaction), while, as discussed, the Company currently expects that the Executive's 2007 total target cash compensation will be approximately $2.5 million. Accordingly, these statements are materially false and misleading and should be deleted.

5. In the fifth paragraph of the Submission, Mr. Katz asserts that "Avis Budget is fully indemnified against any Cendant liabilities, so management of those items are not a duty that Nelson needs to attend to." This statement is materially false and misleading and should be deleted. Specifically, the Company is not fully indemnified against all of Cendant's liabilities as it is fully responsible for all liabilities relating to the vehicle rental business; in addition, the Company is responsible for the management, on behalf of all of the former Cendant companies, of certain legacy Cendant liabilities. In addition, in the second sentence of the fifth paragraph of the Submission, Mr. Katz implies that the Executive is not involved in the financing and investor relations functions at the Company. This implication is materially false and misleading since the Executive in fact does actively participate in the financing and investor relations functions at the Company. By way of example, in November 2006, the Executive led a two-week "road-show" presentation where the Company met with shareholders and analysts to discuss the business of the Company following the completion of the separation transaction. In addition, Mr. Katz states that "Avis Budget's ability to function effectively as a public company would be unaffected by Nelson's departure". Mr. Katz does not provide any factual basis or other evidence to substantiate this claim and as such this baseless assertion should be deleted.

6. In the sixth paragraph of the Submission, Mr. Katz asserts that "when Cendant purchased Avis in 2001 it eliminated the duplicative positions of CEO and President and named Salerno CEO of Avis Budget." This statement is materially misleading and should be deleted. Prior to Cendant's acquisition of Avis in 2001, Avis was an independent public company. The elimination of the "duplicative positions" that occurred upon Cendant's acquisition of Avis directly resulted from the fact that, as the owner of multiple business units, Cendant already had in place an executive reporting structure which included at least two tiers of senior executives to whom Mr. Salerno could report. As such, there was no longer a need for an additional executive senior to Mr. Salerno in the Avis division. In addition, in the last sentence of the sixth paragraph of the Submission, Mr. Katz asserts that "in fact, Avis Budget operations are likely to improve via the streamlining of its decision making process through the elimination of the bureaucracy created by the duplicative positions." Mr. Katz does not provide any factual basis or other evidence to substantiate this claim and as such this baseless assertion should be deleted.

7. In the seventh paragraph of the Submission, Mr. Katz asserts that it is expected "after the Safe Harbor expiration in February 2007" bids will be made to acquire Avis Budget and that "one of the first synergies will be the elimination of the duplication of the CEO and President position." This statement is materially false, misleading and vague. The Company does not understand the reference to a "Safe Harbor", a reference that would therefore be

meaningless and confusing to shareholders. Second, Mr. Katz does not provide any factual basis or other evidence to substantiate his claim that bids will be made to acquire the Company or that any steps will be taken to eliminate the CEO or President role. As such, this baseless assertion should be deleted. In addition, Mr. Katz asserts that "Avis Budget operations would be unaffected by Nelson's departure, and profitability would increase by $10 million annually. As this amount represents 6% of the company's $165 million in forecast 2006 income, the uplift to shareholder value would be approximately $100 million or $1 per share." These statements are materially false and misleading for several reasons. First, as discussed above, the Executive's currently-expected total target direct cash compensation for 2007 is approximately $2.5 million, not $10 million. Second, as discussed above, the Executive's employment agreement provides for the payment of significant severance benefits upon a termination of the Executive without cause. Mr. Katz ignores the impact of these expenses on his assertions about cost-savings. Third, Mr. Katz does not provide any factual basis or other evidence to substantiate the claim that the Company's operations would be unaffected by the Executive's departure or that shareholder value would increase by $100 million. Because this paragraph is materially false and misleading, it should be deleted in its entirety.

The Submission is Vague, Indefinite and, thus, Misleading in Violation of Rule 14a-9

The Staff has consistently taken the position that a company may exclude a proposal pursuant to Rule 14a-8(i)(3) if the proposal is vague, indefinite and, therefore, potentially misleading. Because the Submission is vague and indefinite, it may properly be omitted from the Proxy Materials pursuant to Rule 14a-8(i)(3).

A proposal may be excluded where the meaning and application of terms or the standards under the proposal may be subject to differing interpretations. In Wendy's International, Inc. (Feb. 24, 2006), the company contended that a shareholder proposal seeking that the board of directors issue interim reports to shareholders detailing progress made toward accelerating development of controlled-atmosphere killing was excludable because "implementing such an inherently vague and indefinite proposal would likely result in company action that is significantly different from the action envisioned by the shareholders". The Staff concurred with the company that the shareholder proposal was excludable under Rule 14a-8(i)(3) because it was "vague and indefinite". In Commonwealth Energy Systems (Feb. 27, 1989), the Staff concurred that a shareholder proposal requiring the company to notify shareholders so they could make trustee nominations and include such nominees in the company's proxy materials was excludable because "the proposal and supporting statement are so vague and indefinite and, therefore, potentially misleading that neither shareholders voting on the proposal, nor the Company, would be able to determine with any reasonable certainty what actions or measures would be entailed in the event the proposal were to be implemented." In Hershey Foods Corp. (Dec. 27, 1988), a shareholder proposal seeking to establish a policy restricting the company's advertising was excluded as vague and indefinite because the "standards under the proposal may be subject to differing interpretations." The Staff concurred with Hershey Foods' position that the result of any action ultimately taken by the company in connection with the proposal could be significantly different from the action envisioned by shareholders voting on it. See also H.J. Heinz Co. (May 25, 2001) (shareholder proposal requesting that the company implement a social accountability standards program was excluded on the grounds that it was vague and indefinite); CBRL Group, Inc. (Sept. 6, 2001) (shareholder proposal seeking to have the company include disclosure in its annual report "of all expenses relating to corporate monies being used for personal benefit of officers and directors" was excluded as vague and indefinite); IDACORP, Inc. (Sept. 10, 2001) (shareholder proposal seeking to amend the company's certificate of incorporation to provide a shareholder right of recall was excluded as vague and indefinite); Fuqua Industries, Inc. (Mar. 12, 1991) (shareholder proposal excluded because terms such as "any major shareholder" "would be subject to differing interpretations"); Exxon Corp. (Jan. 29, 1992) (shareholder proposal regarding board member election criteria was found by the Staff to be properly excludable because "the proposal includes criteria toward that object which are vague and indefinite"); and Wendy's International, Inc. (Feb. 6, 1990) (shareholder proposal seeking to eliminate previously adopted anti-takeover measures excluded because it is "so inherently vague and indefinite that shareholders voting on the proposal would not be able to determine with reasonable certainty what actions the company would take under the proposal").

The Staff also has found that a proposal may be excluded where "neither shareholders voting on the proposal nor the company in implementing the proposal, if adopted, would be able to determine with any reasonable certainty exactly what actions would be taken under the proposal." Fuqua Industries Inc. (Mar. 12, 1991); see also A.H. Belo Corp. (Jan. 29, 1998) (shareholder proposal excluded because "neither the shareholders voting on the proposal, nor the company, would be able to determine with reasonable certainty what measures the company would take if the proposal was approved"); and Gannett Co., Inc. (Feb. 24, 1998) (Staff concurred in exclusion of shareholder proposal because it was "unclear what action the company would take if the proposal were adopted").

As in the foregoing examples, the Submission uses language which is subjective and highly ambiguous. While, as discussed above in paragraph A., the Company does not believe that the Submission is a "proposal" for purposes of Rule 14a-8, to the extent it is deemed a proposal, if the Company were to attempt to implement the actions sought by the Submission, it could potentially implement those actions in contravention of the intentions of the shareholders who voted for it. Among the many uncertainties and ambiguities are the following:

1. In the first paragraph of the Submission, Mr. Katz asserts that the Company should "eliminate the duplication of the CEO and President roles." The Submission does not specify what actions the Company should take to accomplish this aim. This statement can be interpreted to request the Company to do several different things including (i) to employ the Executive or the President of the Company under a different title, (ii) to amend the Company's Bylaws to eliminate one of the referenced officer positions, (iii) to terminate one or the other of these executives, or (iv) to renegotiate the employment agreements of the Executive and/or the President of the Company.

2. In the first, fourth and seventh paragraph of the Submission, Mr. Katz asserts that the Company will save $10 million annually by eliminating the duplication of the CEO and President roles; however, Mr. Katz does not explain how these cost-savings will be achieved. As discussed above, terminating the employment of the Executive (assuming that this is the action that Mr. Katz is proposing) will not lead to such savings both because such amount substantially exceeds the currently-expected total compensation of the Executive in 2007 and because it ignores the significant incremental expense to the Company resulting from the severance benefits payable to the Executive under the Employment Agreement. In fact,

terminating the employment of the Executive will significantly increase the near-term costs incurred by the Company as compared to the costs of his continued employment.

If the Submission were to be adopted, neither the Board of Directors nor the shareholders could determine what actions would be required in connection with its implementation. Because of the Submission's vagueness and indefiniteness, the Company requests the Staff's concurrence that it may properly omit the Submission from its Proxy Materials under Rule 14a-8(i)(3).

E. The Submission may be omitted pursuant to Rule 14a-8(i)(4) because it relates to the redress of a personal claim or grievance.

Under Rule 14a-8(i)(4), a registrant may properly exclude a shareholder proposal from its proxy statement if the proposal relates to the redress of a personal claim or grievance against the company or any other person.

Mr. Katz was employed by Cendant beginning in 1995 until his employment was terminated by Cendant in December 2005. Mr. Katz's most recent position at Cendant prior to being terminated was Chief Executive Officer of its Travel Distribution Services division. Since his termination, Mr. Katz has been involved in a protracted and bitter dispute with the Company regarding certain payments that he alleges are owed to him in light of his termination. During the term of his employment and on numerous occasions since his termination, Mr. Katz has made derogatory and inflammatory remarks about the Executive, an attitude that is reflected in the Submission which seeks to impugn the character, integrity, and personal and professional reputation of the Executive. The current Submission is merely an effort by Mr. Katz to seek redress of his personal grievance and to seek an advantage in the context of his ongoing dispute with the Company relating to benefits to which he asserts he is entitled in light of his termination.

The Staff has repeatedly stated that a proposal may be excluded "if it is clear from the facts presented by the issuer that the proponent is using the proposal as a tactic designed to redress a personal grievance or further a personal interest." SEC Release No. 34-19135 (Oct. 14, 1982) In fact, even in those situations where the proposal did not on its face evidence a personal claim or grievance, but rather was "drafted in such a way that it might relate to matters which may be of general interest to all security holders," the Staff has granted no-action relief to exclude the proposal where the company has presented facts which demonstrate that the proposal is an attempt to redress a personal grievance or further a personal interest. SEC Release No. 34-19135 (Oct. 14, 1982); see also General Electric Co. (Jan. 9, 2006); General Electric Co. (Feb. 2, 2005); Merck & Co., Inc. (Jan. 23, 2003) (in each case, proposal excludable under rule 14a-8(i)(4) as relating to the redress of a personal claim or grievance, or designed to result in a benefit to the proponent or further a personal interest, which benefit or interest is not shared with other security holders at large) and Texaco, Inc. (March 18, 1993) (proposal regarding limits on executive and consultant compensation excluded pursuant to Rule 14a-8(c)(4)).

Mr. Katz's Submission fits within the parameters of Rule 14a-8(i)(4) permitting exclusion of the Submission from the Company's Proxy Materials because both the facts provided by the Company in this letter and the inflammatory language in the Submission itself clearly demonstrate that the Submission is an attempt by Mr. Katz to redress his personal grievance against the Company and the Executive regarding certain payments that he asserts are owed to him in light of Cendant's termination of his employment. Because the Submission is an attempt by Mr. Katz to redress a personal grievance, the Company requests the Staff's concurrence that it may properly omit the Submission from its Proxy Materials under Rule 14a-8(i)(4).

F. The Submission may be omitted pursuant to Rule 14a-8(i)(7) because it relates to the conduct of ordinary business operations.

Rule 14a-8(i)(7) provides for the exclusion of a shareholder proposal where the proposal deals with a matter relating to the company's ordinary business operations. Pursuant to Rule 14a-8(i)(7), the Submission is excludable because, if implemented, the Submission would require the Company to terminate an executive's employment. The Staff has consistently held that proposals relating to the dismissal, termination or hiring of executive officers, including the chief executive officer, may be properly omitted pursuant to Rule 14a-8(i)(7), because they relate to ordinary business operations. See Norfolk Southern Corp. (Feb. 1, 2001).

As the Executive is largely responsible for directing, coordinating and supervising the business operations of the Company, the termination of his employment would be highly disruptive to the Company's ordinary course business operations. If the Submission were implemented, the Company would have difficulties pursuing and implementing its business strategies and operating its business. In addition, the Company would have difficulties recruiting and retaining superior senior management, as their job security would be perceived to be subject to the whim of shareholders. Accordingly, implementation of the Submission would impair the ability of the Company to conduct its ordinary business operations.

In Norfolk Southern, the corporation sought to exclude a shareholder proposal requesting its board to "remove the company's current top management". Norfolk Southern noted that its senior management had the responsibility and expertise in running its day-to-day operations and that the precipitous discharge of its senior management would have an immediate and significant effect on "the ordinary business operations of the company," and was properly excludable from its proxy materials under Rule 14a-8(i)(7). The company also noted that the appointment and removal of management is a business matter particularly reserved to the discretion of the board of directors. The Staff concurred, stating that "there appears to be some basis for your opinion that the proposal may be omitted from the company's proxy materials under 14a-8(i)(7), since it appears to deal with a matter relating to the conduct of the company's ordinary business operations."

In particular, the Staff has consistently held that proposals relating to the termination of officers are excludable pursuant to Rule 14a-8(i)(7). See Allegheny Energy, Inc. (Mar. 3, 2003) (proposal to remove the Chief Executive Officer and President excluded under 14a-8(i)(7) as relating to ordinary business operations (i.e., the termination, hiring or promotion of employees)); Merrill Lynch & Co., Inc. (Feb. 8, 2002) (proposal to force Chief Executive Officer to resign excluded under 14a-8(i)(7) as relating to ordinary business operations (i.e., termination, hiring or promotion of employees)); Spartan Motors, Inc. (Mar. 13, 2001) (proposal requesting that directors immediately remove company's chief executive officer was excludable);

Wisconsin Energy Corp. (Jan. 30, 2001) (proposal requesting that directors seek the resignation of the chief executive officer and president of the company was excludable); and Simplicity Pattern (Mar. 21, 1980) (the Staff concurred with the company's view that a proposal could properly be excluded where it "deals with a matter relating to the ordinary business operations of the Company (i.e., the decision to continue the employment of or discharge certain employees of the Company)").

The authorities cited above demonstrate beyond dispute that determinations regarding the evaluation and termination of senior management are part of the Company's ordinary business operations and, accordingly, the Company requests the Staff's concurrence that it may properly omit the Submission from its Proxy Materials under Rule 14a-8(i)(7).

IV. Conclusion

For the reasons discussed in Section III above, the Company believes the Submission may properly be omitted from its Proxy Materials (A) under Rule 14a-8(a) because it is not a "Proposal" for purposes of Rule 14a-8, (B) under Rules 14a-8(i)(1) and (2) because the Submission, if implemented, would violate Delaware law and is, therefore, not a proper subject for shareholder action under Delaware law, (C) under Rule 14a-8(i)(2) because the Submission would, if implemented, result in an actionable breach of the Executive's Employment Agreement by the Company under New Jersey law, (D) under Rule 14a-8(i)(3) because the Submission is false, misleading and vague in violation of Rule 14a-9, (E) under Rule 14a-8(i)(4) because the Submission relates to the redress of a personal claim or grievance and (F) under Rule 14a-8(i)(7) because the Submission deals with a matter relating to the Company's ordinary business operations,.

Should the Staff disagree with the Company's conclusions regarding the omission of the Submission from the Proxy Materials, or should any additional information be desired in support of the Company's position, we would appreciate an opportunity to confer with the Staff concerning these matters prior to the issuance of your response.

In the event you have any questions or comments concerning the subject matter of this letter, please call the undersigned at (212) 735-3688.

Thank you for your prompt attention to this matter.

Very truly yours,

Daniel E. Wolf

Enclosures

cc: Samuel L. Katz

Exhibit A

SAMUEL L. KATZ
101 CENTRAL PARK WEST, APT. 2B
NEW YORK, NY 10023

December 13, 2006

Jean M. Sera
Corporate Secretary
Avis Budget Group
6 Sylvan Way
Parsippany, NJ 07054

Dear Jean,

I hope all is well for you and your family as you enter the holiday season.

As Karen Sclafani has instructed, I have addressed to you my Shareholder Proposal for the Proxy for the next Avis Budget Annual Meeting. I also attach a letter certifying to my ownership of the requisite number of shares for the requisite period and I hereby represent that I will continue to own the requisite number of shares through the date of the meeting of shareholders. I have carefully reviewed Section 14a-8 of Regulation 14A and my proposal complies with all its requirements. Please let me know promptly if you believe otherwise.

I also note that Proposals 7 and 8 of Cendant's 2006 Proxy, Proposals 5 and 6 of Cendant's 2005 Proxy and Proposal 4 and 5 of Cendant's 2004 Proxy deal with matters of a nature that is similar to those in my Proposal.

I look forward to seeing you at the Annual Meeting next year. Until then I wish you and yours very Happy Holidays and a Healthy New Year!

Best,

/s/
Sam

cc: Ronald Nelson
F. Robert Salerno
Karen Sclafani

Proposal to Avis Budget Shareholders

Avis Budget should eliminate the duplication of the CEO and President roles as the change would save over $10 million in annual expense, immediately increasing shareholder value by at least 6%.

When Avis Budget was created, a CEO role was artificially manufactured for Cendant President Ronald Nelson ("Nelson"). The business was already being effectively run by then Avis Budget CEO Robert Salerno ("Salerno") who continues to manage all day to day operations of the company. Supporting Salerno are a full complement of operating executives. None of the company's main competitors have the duplicative CEO and President positions.

Additionally, Nelson's presence has a depressing effect on Avis Budget's share price. This is a function of his central role in the split up of Cendant which has been widely viewed as a failure. Since the announcement of the split up on 10/24/05, Cendant shareholders have seen their shares decline by 24% while the S&P 500 has appreciated 20%. Shareholder anger at Nelson was magnified by a special $7 million bonus received at the time of the Realogy and Wyndham distributions in July 2006. This ire was magnified at that time because PHH Corporation, a former Cendant company that had been spun off and whose financial statements Nelson had certified, announced that its financial statements could no longer be relied upon because of material restatement requirements.

While Nelson's 2006 compensation will approach $20 million because of the special bonus and other equity awards, on an ongoing basis the combination of Nelson's salary and cash and equity incentive compensation and related taxes and administrative support will average approximately $10 million annually.

Avis Budget is fully indemnified against any Cendant liabilities, so management of those items are not a duty that Nelson needs to attend to. Financing and Investor Relations functions are carried out by Avis Budget's CFO. Avis Budget's ability to function effectively as a public company would be unaffected by Nelson's departure.

When Cendant purchased Avis in 2001 it eliminated the duplicative positions of CEO and President and named Salerno CEO of Avis Budget. Salerno and his operators, not Nelson, maintain the senior relationships with the Company's key vendors and customers. In fact, Avis Budget operations are likely to improve via the streamlining of its decision making process through the elimination of the bureaucracy created by the duplicative positions.

If, as expected, after the Safe Harbor expiration in February 2007 bids are made to acquire Avis Budget, one of the first synergies will be the elimination of the duplication of the CEO and President position. Avis Budget operations would be unaffected by Nelson's departure, and profitability would increase by $10 million annually. As this amount represents 6% of the company's $165 million in forecast 2006 income, the uplift to shareholder value would be approximately $100 million or $1 per share. If this action is not taken this shareholder value will be captured by a bidder for Avis Budget.

Exhibit B
Legal Opinion of Skadden, Arps, Slate, Meagher & Flom LLP

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
ONE RODNEY SQUARE
P.O. BOX 636
WILMINGTON, DELAWARE 19899-0636

TEL: (302) 651-3000
FAX: (302) 651-3001
www.skadden.com

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FRANKFURT
HONG KONG
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MOSCOW
MUNICH
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VIENNA

January 17, 2007

Avis Budget Group, Inc.
6 Sylvan Way
Parsippany, New Jersey 07054

Re: Submission of Samuel L. Katz for Inclusion in the 2007 Proxy Statement

Ladies and Gentlemen:

You have requested our opinion as to certain matters of Delaware law in connection with the submission (the "Submission") of Samuel L. Katz ("Mr. Katz") for inclusion in the proxy statement of Avis Budget Group, Inc., a Delaware corporation (the "Company"), for its 2007 annual meeting of shareholders. Specifically, you have asked whether the Submission would, if adopted and implemented, violate the provisions of the Delaware General Corporation Law (the "DGCL"), and whether the Submission is a proper subject for action by the Company's shareholders under Delaware law.

For purposes of this opinion, we have examined and relied on originals or copies of the following:

(i) Mr. Katz's letter to the Company, dated December 13, 2006, and the Submission which accompanied such letter;

(ii) a copy of the Company's Amended and Restated Certificate of Incorporation, as currently in effect (the "Company's Certificate of Incorporation"); and

(iii) a copy of the Company's amended and restated by-laws, as currently in effect (the "Company's By-laws").

In our examination, we have assumed the conformity to original documents of all documents submitted to us as facsimile, electronic, certified or photostatic copies, and the authenticity of the originals of such copies. We have not reviewed any documents other than those listed above nor have we conducted any independent factual investigation; rather we have relied upon statements and representations of officers and other representatives of the Company and others as to any facts material to the opinions expressed herein.

We do not express any opinion as to any laws other than the DGCL.

The text of the Submission is attached hereto as Exhibit A.

Opinion

To the extent that the Submission can be construed to mean that the shareholders of the Company are purporting to either (i) take action themselves to eliminate the separate offices of Chief Executive Officer and President, or to remove Mr. Ronald L. Nelson from the position of Chief Executive Officer, or (ii) require that the Company's Board of Directors take such actions, then, for the reasons set forth below, it is our opinion that the Submission, if adopted and implemented, would violate Sections 141 and 142 of the DGCL by improperly impinging on the exclusive authority and discretion of the Board of Directors to manage the business and affairs of the Company and to create (or eliminate) corporate offices, appoint (or remove) officers and fix their compensation and would, therefore, violate state law. As a result, the Submission is not a proper subject for action by the Company's shareholders.

Discussion

Section 141(a) of the DGCL provides, in relevant part, that "the business and affairs of every [Delaware] corporation . . . shall be managed by or under the direction of a board of directors, except as may be otherwise provided . . . in its certificate of incorporation."[1]

The Delaware Supreme Court has held that a "basic principle of the General Corporation Law of the State of Delaware is that directors, rather than stockholders, manage the business and affairs of the Corporation." Speigel v. Buntrock, Del. Supr., 571 A.2d 767, 772-73 (1990). See Grimes v. Donald, Del. Ch., C.A. No. 13358, slip op. at 16, Allen C. (Jan. 11, 1995) ("[a] fundamental precept of Delaware corporation law is that it is the board of directors, and neither shareholders nor managers, that has the ultimate responsibility for the management of the enterprise"), *aff'd*, Del. Supr., 673 A.2d 1207 (1996); Aronson v. Lewis, Del. Supr., 473 A.2d 805, 811 (1984) ("[a] cardinal precept of the General Corporation Law of the State of Delaware is that directors, rather than shareholders, manage the business and affairs of the corporation"); see Maldonado v. Flynn, Del. Ch., 413 A.2d 1251, 1255 (1980) (discussing "the well settled and salutary doctrine of corporate law that the board of directors of a corporation, as the repository of the power of corporate governance, is empowered to make the business decisions of the corporation"), *rev'd on other grounds sub nom.* Zapata Corp. v. Maldonado, Del. Supr., 571 A.2d 779 (1981); see also Paramount Communications, Inc. v. Time Inc., Del. Supr., 571 A.2d 1140,1150, 1154 (1990) (discussing the broad mandate of the board of directors to manage business and affairs of the corporation; and the fact that such mandate may not be delegated to stockholders).

We have reviewed the Company's Certificate of Incorporation, and it contains no limitations on the powers of the Company's Board of Directors with respect to the management of the business and affairs of the Company in general or with respect to the creation (or elimination) of corporate offices, the appointment (or removal) of officers, and the fixing of their compensation specifically. Therefore, the powers of the Company's Board of Directors with respect to such matters are governed

[1] Section 141(a) also provides that the authority of the board of directors to manage the business and affairs of the corporation is limited to the extent "otherwise provided in this chapter..." Most commentators agree that this limitation refers only to "the cluster of provisions in the close corporation subchapter" that permits stockholder agreements to limit the power of the board. 1 Edward Welch et al., FOLK ON THE DELAWARE GENERAL CORPORATION LAW 141.1.1 at § GCL-IV-18 (5th Ed. 2006). See also 1 R. Franklin Balotti & Jesse A. Finkelstein, THE DELAWARE LAW OF CORPORATIONS & BUSINESS ORGANIZATIONS 4.1 at 4-6 (3d Ed. 2007 Supp). The Company is not a close corporation and this exception is, therefore, inapplicable.

by the DGCL.

In addition to the general grant of exclusive authority provided to a corporation's board of directors by Section 141(a) of the DGCL, Section 142(a) of the DGCL provides, in relevant part, that a Delaware corporation "shall have such officers with such titles and duties as shall be stated in the by-laws or in a resolution of the board of directors. . . ." Section 142(b) of the DGCL provides that officers of the corporation "shall be chosen in such manner and shall hold their offices for such terms as are prescribed by the bylaws or determined by the board of directors . . . ."

The Company's By-laws provide that:

> (i) The officers of the Corporation shall be appointed or elected by the Board of Directors. The officers shall be a Chairman of the Board, a Chief Executive Officer, a President, one or more Vice Chairmen of the Board, a Chief Financial Officer, a General Counsel, such number of vice presidents as the Board may from time to time determine and a Secretary;
>
> (ii) The Board of Directors may appoint such other officers, agents and employees as it shall deem appropriate; and
>
> (iii) All officers, agents and employees of the Corporation shall hold their respective offices or positions at the pleasure of the Board of Directors and may be removed at any time by the Board of Directors with or without cause (By-laws, Article IV).

Under Sections 141(a) and 142 of the DGCL and the Company's Certificate of Incorporation and By-laws, the Company's Board of Directors has the exclusive authority to create (or eliminate) corporate offices and to appoint (or remove) officers and to fix their compensation. To the extent that the Submission can be construed to mean that the shareholders are purporting to either (i) exercise this authority themselves, or (ii) require the Board of Directors to act in a specified manner with respect to these matters, then it is our opinion that the Submission, if adopted and implemented, would violate Sections 141 and 142 of the DGCL by improperly impinging on the exclusive authority and discretion of the Company's Board of Directors to act with respect to these matters and would, therefore, violate state law. As a result, the Submission is not a proper subject for action by the Company's shareholders.

This opinion is being furnished only to you solely for your benefit in connection with the Submission and, except as set forth in the next sentence, it may not be used, circulated, quoted or otherwise referred to for any other purpose or relied upon by any other person for any purpose without our prior written consent. We hereby consent to your furnishing a copy of this opinion to the Staff of the Securities and Exchange Commission in connection with a no-action request with respect to the Submission.

Very truly yours,

Skadden, Arps, Slate, Meagher & Flom LLP

Skadden Arps Slate Meagher & Flom LLP

Exhibit A

Proposal to Avis Budget Shareholders

Avis Budget should eliminate the duplication of the CEO and President roles as the change would save over $10 million in annual expense, immediately increasing shareholder value by at least 6%.

When Avis Budget was created, a CEO role was artificially manufactured for Cendant President Ronald Nelson ("Nelson"). The business was already being effectively run by then Avis Budget CEO Robert Salerno ("Salerno") who continues to manage all day to day operations of the company. Supporting Salerno are a full complement of operating executives. None of the company's main competitors have the duplicative CEO and President positions.

Additionally, Nelson's presence has a depressing effect on Avis Budget's share price. This is a function of his central role in the split up of Cendant which has been widely viewed as a failure. Since the announcement of the split up on 10/24/05, Cendant shareholders have seen their shares decline by 24% while the S&P 500 has appreciated 20%. Shareholder anger at Nelson was magnified by a special $7 million bonus received at the time of the Realogy and Wyndham distributions in July 2006. This ire was magnified at that time because PHH Corporation, a former Cendant company that had been spun off and whose financial statements Nelson had certified, announced that its financial statements could no longer be relied upon because of material restatement requirements.

While Nelson's 2006 compensation will approach $20 million because of the special bonus and other equity awards, on an ongoing basis the combination of Nelson's salary and cash and equity incentive compensation and related taxes and administrative support will average approximately $10 million annually.

Avis Budget is fully indemnified against any Cendant liabilities, so management of those items are not a duty that Nelson needs to attend to. Financing and Investor Relations functions are carried out by Avis Budget's CFO. Avis Budget's ability to function effectively as a public company would be unaffected by Nelson's departure.

When Cendant purchased Avis in 2001 it eliminated the duplicative positions of CEO and President and named Salerno CEO of Avis Budget. Salerno and his operators, not Nelson, maintain the senior relationships with the Company's key vendors and customers. In fact, Avis Budget operations are likely to improve via the streamlining of its decision making process through the elimination of the bureaucracy created by the duplicative positions.

If, as expected, after the Safe Harbor expiration in February 2007 bids are made to acquire Avis Budget, one of the first synergies will be the elimination of the duplication of the CEO and President position. Avis Budget operations would be unaffected by Nelson's departure, and profitability would increase by $10 million annually. As this amount represents 6% of the company's $165 million in forecast 2006 income, the uplift to shareholder value would be approximately $100 million or $1 per share. If this action is not taken this shareholder value will be captured by a bidder for Avis Budget.

Exhibit C
Legal Opinion of Day Pitney LLP

DAY PITNEY LLP

January 17, 2007

Avis Budget Group, Inc.
6 Sylvan Way
Parsippany, New Jersey 07054

Re: Submission of Samuel L. Katz for inclusion in the 2007 Proxy Statement of Avis Budget Group, Inc.

You have requested our opinion as to certain matters of New Jersey law in connection with the submission (the "Submission") of Samuel L. Katz ("Mr. Katz") for inclusion in the proxy statement of Avis Budget Group, Inc., a Delaware corporation (the "Company"), for its 2007 annual meeting of shareholders. Specifically, you have asked whether the Submission would, if adopted and implemented, result in a breach of contract under New Jersey law.

For purposes of this opinion, we have examined and relied on originals or copies of the following:

(i) Mr. Katz's letter to the Company, dated December 13, 2006, and the Submission which accompanied such letter; and

(ii) a copy of the employment agreement, effective as of July 31, 2006, between the Company (f/k/a Cendant Corporation) and Ronald L. Nelson (the "Employment Agreement").

In our examination, we have assumed the conformity to original documents of all documents submitted to me as facsimile, electronic, certified or photostatic copies, and the authenticity of the originals of such copies. In making our examination of the Employment Agreement, we have assumed that the parties thereto, including the Company, had the power, corporate or other, to enter into and perform all obligations thereunder and have also assumed the due authorization by all requisite action, corporate or other, and the execution and delivery by such parties of such documents and the validity and binding effect thereof on such parties. We have not reviewed any documents other than those listed above nor have we conducted any independent factual investigation; rather we have relied upon statements and representations of officers and other representatives of the Company and others as to any facts material to the opinion expressed herein.

Mail To: PO BOX 1945 Morristown, NJ 07962
Deliver To: 200 Campus Drive Florham Park, NJ 07932
T: (973) 966 6300 F: (973) 966 1015 W: DayPitney.com

NEW YORK NEW JERSEY CONNECTICUT BOSTON WASHINGTON, D.C.

We are admitted to the Bar of the State of New Jersey and we do not express any opinion as to any laws other than those laws, rules and regulations of the State of New Jersey relevant to the opinion set forth herein.

The text of the Submission is attached hereto as Exhibit A.

Opinion

To the extent that the Submission can be construed to mean that the shareholders of the Company are purporting to either (i) take action themselves to remove Mr. Nelson from the position of Chief Executive Officer without cause (as that term is used in the Employment Agreement) without paying him amounts to which he is entitled to under the Employment Agreement, or (ii) require that the Company's Board of Directors take such action, then, for the reasons set forth below, it is our opinion that the Submission, if adopted and implemented, would result in a breach of contract under New Jersey law.

Discussion

The Company has entered into the Employment Agreement with Mr. Ronald L. Nelson. The Employment Agreement, by its terms, is governed by New Jersey law. Under the terms of the Employment Agreement, the Company is required to make certain payments to Mr. Nelson if his employment is terminated without cause. In addition, the Employment Agreement provides that the Company may not unilaterally amend the Employment Agreement.

Under New Jersey law, where the provisions of an employment contract require an employer to make payments to an employee upon termination without cause, an employer is required to make such payments. See Ricci v. Corporate Express of the East, Inc., 2001 N.J. Super. Lexis 361 (App. Div. 2001) ("We take that course because plaintiff was discharged without cause and is thus entitled to the severance pay and benefits called for in that circumstance by the agreement"). "When performance of a duty under a contract is due any non-performance is a breach." 23 Williston on Contracts Section 63:1 (4d ed. 2006) (quoting Restatement (Second) of Contracts §235(2)). In addition, under New Jersey law a party who breaches a contract without sufficient legal cause shall be liable for damages. See First Nat. State Bank of New Jersey v. Commonwealth Fed. Sav. and Loan Ass'n of Norristown, 610 F.2d 164, 174 (3rd Cir. 1979) (holding that object of remedy for breach of contract is to make aggrieved party whole).

To the extent the Submission seeks to compel the Company to unilaterally terminate Mr. Nelson's employment with the Company without cause and not pay him the amounts to which he is entitled to under the Employment Agreement, then it is our opinion that the Submission, if adopted and implemented, would result in a violation of the terms of the Employment Agreement and would result in a breach of contract under New Jersey law.

This opinion is being furnished only to you solely for your benefit in connection with the Submission and, except as set forth in the next sentence, it may not be used, circulated, quoted or otherwise referred to for any other purpose or relied upon by any other person for any purpose without our prior written consent. We hereby consent to your furnishing a copy of this opinion to the Staff of the Securities and Exchange Commission in connection with a no-action request with respect to the Submission.

Very truly yours,

Day Pitney LLP

DAY PITNEY LLP

Exhibit A

Proposal to Avis Budget Shareholders

Avis Budget should eliminate the duplication of the CEO and President roles as the change would save over $10 million in annual expense, immediately increasing shareholder value by at least 6%.

When Avis Budget was created, a CEO role was artificially manufactured for Cendant President Ronald Nelson ("Nelson"). The business was already being effectively run by then Avis Budget CEO Robert Salerno ("Salerno") who continues to manage all day to day operations of the company. Supporting Salerno are a full complement of operating executives. None of the company's main competitors have the duplicative CEO and President positions.

Additionally, Nelson's presence has a depressing effect on Avis Budget's share price. This is a function of his central role in the split up of Cendant which has been widely viewed as a failure. Since the announcement of the split up on 10/24/05, Cendant shareholders have seen their shares decline by 24% while the S&P 500 has appreciated 20%. Shareholder anger at Nelson was magnified by a special $7 million bonus received at the time of the Realogy and Wyndham distributions in July 2006. This ire was magnified at that time because PHH Corporation, a former Cendant company that had been spun off and whose financial statements Nelson had certified, announced that its financial statements could no longer be relied upon because of material restatement requirements.

While Nelson's 2006 compensation will approach $20 million because of the special bonus and other equity awards, on an ongoing basis the combination of Nelson's salary and cash and equity incentive compensation and related taxes and administrative support will average approximately $10 million annually.

Avis Budget is fully indemnified against any Cendant liabilities, so management of those items are not a duty that Nelson needs to attend to. Financing and Investor Relations functions are carried out by Avis Budget's CFO. Avis Budget's ability to function effectively as a public company would be unaffected by Nelson's departure.

When Cendant purchased Avis in 2001 it eliminated the duplicative positions of CEO and President and named Salerno CEO of Avis Budget. Salerno and his operators, not Nelson, maintain the senior relationships with the Company's key vendors and customers. In fact, Avis Budget operations are likely to improve via the streamlining of its decision making process through the elimination of the bureaucracy created by the duplicative positions.

If, as expected, after the Safe Harbor expiration in February 2007 bids are made to acquire Avis Budget, one of the first synergies will be the elimination of the duplication of the CEO and President position. Avis Budget operations would be unaffected by Nelson's departure, and profitability would increase by $10 million annually. As this amount represents 6% of the company's $165 million in forecast 2006 income, the uplift to shareholder value would be approximately $100 million or $1 per share. If this action is not taken this shareholder value will be captured by a bidder for Avis Budget.

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
FOUR TIMES SQUARE
NEW YORK 10036-6522
TEL: (212) 735-3000
FAX: (212) 735-2000
www.skadden.com

January 22, 2007

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F. Street, NE
Washington, DC 20549

Re: Avis Budget Group, Inc. – Withdrawal of No-Action Request dated January 17, 2007

Dear Sir or Madam:

Reference is made to the no-action request letter, dated January 17, 2007 (the "Request Letter"), we sent to you on behalf of our client, Avis Budget Group, Inc., a Delaware corporation (the "Company"), relating to the Company's proposed omission of the shareholder submission (the "Submission") submitted to it by Samuel L. Katz ("Mr. Katz") from the proxy materials to be distributed by the Company in connection with its 2007 annual meeting of shareholders. By e-mail to Mr. Ronald L. Nelson, the Chairman and Chief Executive Officer of the Company, dated January 19, 2007, a copy of which is attached as Exhibit A hereto, Mr. Katz withdrew the Submission. Accordingly, we hereby withdraw the Request Letter on behalf of the Company. A copy of this submission is being sent simultaneously to Mr. Katz.

In the event you have any questions or comments concerning the subject matter of this letter, please call the undersigned at (212) 735-3688.

Very truly yours,

/s/ Daniel E. Wolf

Daniel Wolf

Enclosure

cc: Samuel L. Katz

Exhibit A

From: katzsaml@aol.com [mailto:katzsaml@aol.com]
Sent: Friday, January 19, 2007 10:07 AM
To: ron.nelson@avisbudget.com
Subject:

Dear Ron,

I have yet to receive the company's correspondence to the SEC which Jean Sera promised me. Nonetheless, I am sure you will be pleased to know that I do not intend to pursue my Shareholder Proposal which I previously wrote to you about.

It is clear to me after another round of lies, deception and obfuscation in my arbitration with Cendant that my former friends and colleagues remain committed to a course of moral bankruptcy in the vain and inexplicable attempt to hurt me and my family. It is also apparent from the past correspondence on the proposal topic that no effort will be spared to deny the truth from being revealed. The Avis Budget shareholders would never get a chance to decide on the merits of the proposal because you would hijack their economic well being with the side show of my good faith dispute.

It is hard to argue with the merits of my proposal and I hope at the very least that when you sell the company you highlight the synergy of the removal of the duplicative CEO/President roles to the buyers and capture the value for the shareholders.

Despite Cendant's best attempts to drag me down, I had a great year last year and I am now embarking on an exciting entrepreneurial venture. I would respectfully suggest that if you (not individually) adopted a modicum of the Road to Integrity you all might be able to move on as well.

I hope you fly safely and that Avis Budget has a successful 2007.

Sincerely,

Sam